1-630-577-8800
CTS Corporation 2375 Cabot Drive Lisle, IL 60532 T: +1-630-577-8800

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attention:	Stephen Krikoria
Melissa Walsh
Ji Shin
Katherine Wray

Re:	CTS Corporation
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 24, 2015
Form 10-Q for the Quarterly Period Ended September 27, 2015
Filed October 27, 2015
File No. 001-04639

Ladies and Gentlemen:

CTS Corporation, an Indiana corporation (the “Company”), is submitting this letter in response to the comment letter from the staff of the Securities and Exchange Commission (the “Commission”) dated December 11, 2015 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and Quarterly Report on Form 10-Q for the quarterly period ended September 27, 2015.

The Commission has asked that the Company either respond to the Commission’s comments in the Comment Letter within 10 business days or tell the Commission when the Company will provide a response.  The Company is currently reviewing the Comment Letter.  The Company is requesting that it be allowed to respond within 30 days, or on or before January 11, 2015.  This additional time will enable the Company to consult with the appropriate individuals in order to fully and adequately respond to the Commission’s comments.

1-630-577-8800
CTS Corporation 2375 Cabot Drive Lisle, IL 60532 T: +1-630-577-8800

If you have any questions regarding the foregoing, please contact the undersigned at 630-577-8800.

Very truly yours,

CTS Corporation

/s/	Ashish Agrawal
Ashish Agrawal
Vice President and Chief Financial Officer